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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                SCHEDULE 13E-4/A
                                (Amendment No. 3)

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                                THE LIMITED, INC.
                  ---------------------------------------------
                  (Name of issuer and person filing statement)


                          Common Stock, $.50 par value
                  ---------------------------------------------
                         (Title of class of securities)


                                    53271610
                  ---------------------------------------------
                      (CUSP number of class of securities)

                                 SAMUEL P. FRIED
                            Senior Vice President and
                                 General Counsel
                                THE LIMITED, INC.
                              Three Limited Parkway
                                 P.O. Box 16000
                              Columbus, Ohio 43230

                            Telephone: (614) 415-7000
                  ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                    on behalf of the person filing statement)

                                   Copies to:

                                DENNIS S. HERSCH
                                 DAVID L. CAPLAN
                              DAVIS POLK & WARDWELL
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

                                   May 4, 1999
           -----------------------------------------------------------
     (Date tender offer first published, sent or given to security holders)

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



      This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed on May 4, 1999, as amended on May 6, 1999 and May 18, 1999 (the "Schedule 13E-4"), by The Limited, Inc., a Delaware corporation (the "Company"), relating to its offer to purchase up to 15,000,000 outstanding shares of its common stock, $0.50 par value per share (the "Shares") at a price specified by stockholders, not greater than $55.00 per Share and not less than $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule 13E-4.

      Terms used but not defined herein are used as defined in the Offer to Purchase.

   Item 7.  Financial Information.

      Item 7(b) of the Schedule 13E-4 is hereby amended as follows:

      The item "Ratio of earnings to fixed charges" for the year ended January 30, 1999 contained in "The Limited, Inc. and Subsidiaries Summary Historical Financial Information" on page 14 of the Offer to Purchase is hereby amended to be "9.14".

      Notes (6) and (7) to "The Limited, Inc. and Subsidiaries Summary Historical Financial Information" on page 15 of the Offer to Purchase and the corresponding references to such notes on page 14 are deleted.

      The "Summary Unaudited Pro Forma Consolidated Statement of Income" on page 16 of the Offer to Purchase is hereby amended to read as follows:


                       THE LIMITED, INC. AND SUBSIDIARIES
          Summary Unaudited Pro Forma Consolidated Statement of Income
           (in thousands, except per share data and financial ratios)

                                                                                                               Pro forma
                                                                                                               Year Ended
                                                Year Ended    Limited Too                                     January 30,
                                          January 30, 1999      Spinoff       Subtotal     Tender Offer           1999
                                          ----------------    -----------     --------     ------------       -----------
Net sales..............................   $   9,346,911       $376,943      $8,969,968                         $8,969,968
Costs of goods sold, occupancy and
 buying costs..........................      (6,348,945)      (251,531)     (6,097,414)                        (6,097,414)
                                              ---------        -------       ---------                          ---------
Gross income...........................       2,997,966        125,412       2,872,554                          2,872,554
General, administrative and store
 operating expenses....................      (2,300,523)       (96,956)     (2,203,567)                        (2,203,567)
Special and nonrecurring items, net....       1,740,030                      1,740,030                          1,740,030
                                              ---------        -------       ---------                          ---------
Operating income.......................       2,437,473         28,456       2,409,017                          2,409,017
 Interest expense......................         (68,528)                       (68,528)        $(3,500) (a)       (72,028)
 Other income, net.....................          59,265                         59,265         (27,000) (b)        32,265
 Minority interest.....................         (64,564)                       (64,564)                           (64,564)
                                              ---------        -------       ---------          ------          ---------
Income before income taxes.............       2,363,646         28,456       2,335,190         (30,500)         2,304,690
Provision for income taxes.............        (310,000)       (11,400)       (298,600)         12,200  (c)      (286,400)
                                              ---------        -------       ---------                          ---------
Net income (1).........................   $   2,053,646        $17,056      $2,036,590        $(18,300)        $2,018,290
                                              =========         ======       =========          ======          =========


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

                                                                                                              Pro forma
                                                                                                              Year Ended
                                                Year Ended    Limited Too                                    January 30,
                                          January 30, 1999      Spinoff       Subtotal     Tender Offer          1999
                                          ----------------    -----------     --------     ------------      -----------
Net income per share
 Basic.................................   $       8.52                                                              $8.93
                                              =========                                                         =========
 Diluted...............................   $       8.32                                                              $8.71
                                              =========                                                         =========
Weighted average shares outstanding
 Basic.................................         240,907                        240,907         (15,000) (d)       225,907
                                              =========                      =========          ======          =========

 Diluted...............................         246,319                        246,319         (15,000) (d)       231,319
                                              =========                      =========          ======          =========
Ratio of earnings to fixed charges (2).            9.14                                                              9.11
                                              =========                                                         =========


-------------------------
(1) Includes $1.740 billion in special and nonrecurring items comprised of the following:

       - $1.651 billion tax-free gain related to the exchange offer that established A&F as an independent company.
       - $93.7 million gain from the sale of the Company's remaining interest in Brylane.
       - $5.1 million charge for severance and other associate termination costs related to the closing of five of six Henri Bendel stores.

(2) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pretax income excluding minority interests plus fixed charges consisting of interest and the portion of minimum rent considered representative of interest.

      Item 7(b) of the Schedule 13E-4 is hereby supplemented and amended as follows:

      The following sentence shall be deemed added to the first bullet point under "Notes to Summary Unaudited Pro Forma Financial Information--1. Basis of Presentation" on page 18 of the Offer to Purchase:

          "Limited Too's financing proceeds of approximately $51 million would be available based on a commitment obtained by Limited Too from a third-party lender for a two-tranche, $100 million financing comprised of (i) a $50 million five-year amortizing term loan and (ii) a $50 million five-year revolving credit facility."

      The following sentences shall be deemed added to the third bullet point under "Notes to Summary Unaudited Pro Forma Financial Information--1. Basis of Presentation" on page 18 of the Offer to Purchase:

          "Pursuant to the Contingent Stock Redemption Agreement, through January 1, 2006, the Trust had the right to require the Company to redeem up to 18,750,000 Shares belonging to the Trust at a price of $18.75 per Share and, for the six-month period beginning July 31, 2006, the Company had the right to purchase some or all of such Shares at a price of $25.07 per Share. In order to fund its obligations under this agreement, the Company was required to maintain $351.6 million in a restricted cash account. On May 3, 1999, a special committee of the Board approved the terms of an agreement rescinding the Contingent Stock Redemption Agreement, and the Company entered into such agreement. As a result of this agreement, all of the Company's, Wexner's and the Trust's respective rights and obligations under the Contingent Stock Redemption Agreement were immediately terminated."

       Notes (a), (b) and (g) under "Notes to Summary Unaudited Pro Forma Financial Information -- 2. Pro Forma Consolidated Statement of Income" on page 18 of the Offer to Purchase and the corresponding reference to such Notes to the "Summary Unaudited Pro Forma Consolidated Statement of Income" on page 16 of the Offer to Purchase are deleted. Notes (c), (d), (e) and (f) are hereby renamed Notes (a) (b), (c) and (d), respectively, on pages 16 and 18 of the Offer to Purchase.

      Note (a) under "Notes to Summary Unaudited Pro Forma Financial Information -- 3. Pro Forma Consolidated Balance Sheet" is amended to read as follows:

          "(a) To reflect approximately $51 million of debt expected to be incurred by Limited Too, which would be available based on a commitment from a third-party lender, shortly before the date of the spinoff. Proceeds will be used to pay a $50 million dividend to the Company and $1.25 million in financing fees to the lender. The debt incurred will be part of Limited Too's capital structure after the spinoff."

      Note (b) under "Notes to Summary Unaudited Pro Forma Financial Information -- 3. Pro Forma Consolidated Balance Sheet" is amended to read as follows:

          "(b) To reflect the spinoff of Limited Too to the stockholders of the Company. The spinoff is recorded at historical cost as a dividend to the Company's stockholders. Prior to the spinoff, Limited Too is expected to incur approximately $51 million of debt, which would be available based on a commitment from a third-party lender, the proceeds of which will be used to pay a $50 million dividend to the Company and $1.25 million in financing fees to the lender."

      Note (c) under "Notes to Summary Unaudited Pro Forma Financial Information -- 3. Pro Forma Consolidated Balance Sheet" is amended to read as follows:

          "(c) To reflect estimated transaction costs expected to be incurred in fiscal 1999 in connection with the spinoff of Limited Too. These costs are not reflected in the Summary Unaudited Pro Forma Consolidated Statement of Income."

      Item 8.  Additional Information.

      Item 8(e) of the Schedule 13E-4 is hereby supplemented and amended as follows:

      On May 14, 1999, an alleged stockholder of the Company filed a purported derivative action in the Court of Chancery for the State of Delaware, styled Shapiro v. Wexner, et al., C.A. No. 17159. The Shapiro complaint names as defendants the members of the Company's Board of Directors and names the Company as nominal defendant. As has been alleged in the Sullivan action described above, the complaint alleges that the rescission of the Contingent Stock Redemption Agreement constituted a waste of corporate assets. The Shapiro complaint also alleges that the Offer is a "wasteful transaction in its own right." The complaint seeks a declaration that the members of the Company's Board of Directors have breached their fiduciary duties and seeks to recover from the members of the Board of Directors monetary damages in an unspecified amount. The defendants believe that the allegations in the Shapiro action are without merit and intend to defend against them vigorously.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  THE LIMITED, INC.


                                  By: /s/ Kenneth B. Gilman
                                      ----------------------------
                                      Kenneth B. Gilman
                                      Vice Chairman and
                                      Chief Administrative Officer

Dated: May 25, 1999



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